Exhibit 99.41

Black Mammoth Metals Outlines Extensive Gravity Anomaly at Mustang Gold-Silver Property, NV

BMM: TSX-V

VANCOUVER, BC, April 22, 2026 /CNW/ -. Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a ground gravity survey (the “Gravity Survey”) at the Company’s 100% owned Mustang Gold-Silver property (“Mustang” or the “Property”). The Property extends over 8.4 km north-south along the Pactolus Hills on the Walker Lane trend, Nye County, NV.

The Gravity Survey’s objective was to investigate the potential for gold-silver mineralization in uplifted Paleozoic basement rocks on the Property. The Company’s recent induced polarization (IP) survey in the Property’s southern zone identified coherent chargeability and resistivity anomalies that overlap with gold and silver anomalies in historical rock and soil samples and historical drill holes (see the Company’s NR dated December 18, 2025).

Gravity Survey Results:

The Gravity Survey has outlined a prominent NS trending gravity high (horst structure) coincident with the overlapping and coherent chargeability and resistivity anomalies that may represent favorable structural preparation for hydrothermal fluids and subsequent gold and silver mineralization (see Figures 1 & 2). Historical drilling has been shallow and has focused on alteration within the upper volcanic sequences, while the potential underlying Paleozoic carbonates host lithologies (Luning Formation limestones) have been overlooked and remain untested.

Figure 1 – Gravity Anomaly Coincident with Projected Chargeability and Resistivity Outlines at Depth of 150-250m and Area of Historical Gold-Silver Mineralization with Intended Drill Site Locations. (CNW Group/Black Mammoth Metals Corp)

The Company has initiated the Bureau of Land Management (BLM) Notice process to permit approximately 9 drill sites and intends to drill-test the most promising chargeability and resistivity anomalies that are within or near the gravity high area, as well as to verify and offset the best historical drilling results (see Figures 1 and 2).

The Gravity Survey’s stations were spaced using a 150m grid located in the south of the Property.

Figure 2 – Resistivity (left image) and Chargeability (right image) Depth Slices at a Depth of 150-250m and Area of Historical Gold-Silver Mineralization with Intended Drill Site Locations. (CNW Group/Black Mammoth Metals Corp)

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in 25 core properties:

•	Cupz Gold property, Esmeralda County, NV.
•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 22-APR-26